

MAIL STOP 3720

July 25, 2006

Mr. Charles Driscoll
Viscorp, Inc.
627 Nevin Avenue
Sewickley, Pennsylvania 15143

> **Re:** **Viscorp, Inc.**
> **Registration Statement on Form SB-1**
> **Filed June 26, 2006**
> **File No. 333-135322**

Dear Mr. Driscoll:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please indicate whether there are any minimum purchase requirements and whether or
        not there are any arrangements to place the funds in an escrow, trust or similar account.
        See Item 501(a)(9)(iii) of Regulation S-B. To the extent you do not intend to place funds
        in an escrow or similar account, please provide a risk factor addressing the risks this
        poses to investors with respect to third party claims.

2.   We note that you intend to apply for "listing" on the OTC Bulletin Board. However,
        securities are not listed on the OTC Bulletin Board because it is not an exchange. In
        addition, only a market maker, not the issuer, may apply to have an issuer's securities
        quoted on the OTC Bulletin Board. Please revise your disclosure on the cover page and
        risk factor five.

3.   Please ensure that the risk factor cross-reference is highlighted by prominent type or in
        another manner. See Item 501(a)(4) of Regulation S-B.

Prospectus Summary, page 2

4.   Reconcile the number of shares outstanding on page two (5,500,000) with the amount
        disclosed in the Dilution section and in the Securities Being Offered sections (4,435,000).

5.   Please briefly provide context to the description of your business by describing the uses
        of your current software product – i.e., to allow patients to view themselves on a
        computer monitor in a variety of eyewear using digital photography.

6.   You indicate that officers, directors and their affiliates will not be able to purchase shares
        in this offering. Please reconcile this disclosure with that on page nine where you state
        that affiliates may purchase up to a maximum of 5,000 shares or 10% of the aggregate
        offering sold.

7.   The disclosure under "Use of Proceeds" beginning on page three repeats the detailed
        disclosure located on page 10. Please avoid duplicative disclosure by removing the Use
        of Proceeds discussion from the Summary.

Risk Factors, page 4

8.   Please highlight all risk factor subheadings. See Rule 421(d) of Regulation C.

9.   We are not familiar with the phrase "cumulative profit" as used in risk factor one. Please
        revise to refer to GAAP measures. Please also clarify that your revenue has decreased
        dramatically during the 12 and 3 month periods for which financial statements have been
        provided and the reasons why.

10.   Risk factor two addresses two distinct risks: the extent to which you rely on your sole officer and the extent to which he will control your business. Please discuss these risks under separate subheadings. With respect to the former, please indicate whether you have, or plan to secure, key man insurance and whether you have entered in to employment agreements with Mr. Driscoll.

11.   In risk factor three, and in MD&A, please disclose your available cash balance as of the most recent practicable date. Please also affirmatively state whether you have any current or proposed financing plans or arrangements other than this offering.

12.   Risk factor four regarding competition is generic and could apply to any business. Please revise to highlight the specific risks competition poses to your company operating within the eye care software development industry.

13.   The subheading and narrative to risk factor five should make clear that as a result of the illiquid market for your securities, investors may not be able to sell their securities.

14.   Risk factor 10 does not fully address a risk. Revise so that it is clear the risk you are discussing and how it impacts your company and investors. Alternatively, remove the risk factor.

15.   Risk factor 12 repeats risk factor four. Please remove this duplicate risk factor.

Plan of Distribution, page 8

16.   Please disclose in the penultimate paragraph that you will return "promptly" any funds received from investors upon termination of the offering.

Use of Proceeds, page 10

17.   Please include the disclosure required by Instruction 4 to Item 5 of Model B to Form 1-A regarding your indebtedness.

18.   Please clarify whether the proceeds to be used for salaries and commissions will also be used to pay your officers or directors. If so, disclose the amount of proceeds that will be allocated to such persons.

Description of Business, page 10

19.   Please provide a discussion of your business history and operations since August 21, 2002. See Item 6 of Model B to Form 1-A.

20.   Please define "optical dispensing" and "dispensers."

21.   Reference is made to your website at www.viscorpusa.com where you discuss the
        DataRescue aspect of your business.   The prospectus does not address this product or
        service. Please advise. Please also consider disclosing your website address.

22.   Please disclose the basis for your statement on page 11 beginning with "Current market
        research has shown…" and disclose where you obtained the data under "Industry and
        Competition" beginning on page 12.

23.   The statement under "Future products and services" on page 14 conflicts with the
        following statement in MD&A: "The Company plans to generate sufficient revenue by
        expanding and developing its product line, and increasing market penetration." Please
        revise.

24.   Please elaborate as to what your iCAM product consists of (e.g., software, camera, etc.)
        as well as whether you use over-the-counter software and accessories.

25.   Please elaborate as to the user requirements to operate your software product. For
        example, disclose what type of computer and operating system users need. Please also
        address the level of customer training and support that you will provide.

26.   Under "Partnerships" on page 12, please describe the "bundling/re-sale agreements" and
        explain "practice management and patient education applications." Clarify whether you
        have entered into any such arrangements or partnerships, with whom and the material
        terms of the same. To the extent you have not, so state.

27.   Under "Retail Optical Chains" on page 12, please elaborate on "[m]ultiple branding and
        custom development opportunities."

28.   Under "Target Market" on page 12, you discuss going to dispensers who have already
        seen and appreciate the value of the dispensing software. Identify who these dispensers
        are and how they have come to see and appreciate the value of the software.

29.   Please elaborate under Competition on your competitive position in the optical
        dispensing software market, and what, if any, barriers to entry exist.

30.   Please provide the disclosure required by Item 6(a)(1)(iii) of Model B to Form 1-A
        regarding research and development.

Managements Discussion and Plan of Operations, page 14

31.   Please give context to your financial statements and results of operations by comparing
        the relevant 12 and 3-month periods. Such a comparison should address any material
        changes in your results of operations and the reasons for them. In this regard, we believe
        investors would benefit if you included a discussion of the significant reduction in

revenue and corresponding decrease in expenses, the reasons for this reduction and what plans, if any, you have to reduce this trend.

32.   Please expand upon the disclosure in the paragraph beginning with "The plan of operations for the 12 months following…" to explain how you intend to implement your growth plan. Furthermore, a pivotal part of your growth plan and projected increase in revenues appears to hinge on your finding and hiring other salesmen. Explain in more detail when you intend to hire other salesmen, how many you intend to hire and the expected costs associated with finding, hiring and training additional salesmen. Consider expanding the description of your use of proceeds to include the costs of hiring additional salesmen.

33.   Please provide support for your reference on page 15 to an "industry leading software alternative" or delete the statement.

34.   We note that you intend to use a portion of the proceeds raised in this offering to pay down certain debts. Please discuss these and any other material notes, debts, loans or other similar obligations (including term, interest rates, principal amount outstanding) incurred or owed by the company for the periods for which financial statements are required.

Directors, Executive Officers and Significant Employees, page 16

35.   Please disclose the dates Mr. Driscoll has served as a board member of Beitler McKee and his percentage ownership in that entity. We note reference on Beitler McKee's website to your product and a direct link to your website. We also note that several of Beitler McKee's employees are named Driscoll. To the extent material, please discuss the relationship between Viscorp and Beitler McKee in the Certain Transactions section.

Interest of Management and Others in Certain Transactions, page 17

36.   We note related party advances on your balance sheet. We also note a related party note payable at Note 3 to the financial statements. Please advise why you have not discussed these related party transactions in this section.

Principal Stockholders, page 17

37.   Please include columns in the table titled "Amount owned after the offering" for both the minimum and the maximum amounts offered. See Item 10 of Model B to Form 1-A.

38.   Please include the tabular disclosure required by Item 10(d) of Model B to Form 1-A. To the extent options have not been issued, so state.

Legal Matters, page 19

39.   Mr. McMenamy's address is listed as Dallas, Pennsylvania in this section and as Dallas, Texas on the cover page of the registration statement. Please clarify Mr. McMenamy's address.

Securities Being Offered, page 18

40.   The disclosure in this section indicates that "existing stockholders" have preemptive rights and no right to cumulative voting in the election of directors. Please clarify whether these provisions apply to all holders of common stock or whether your existing stockholders have these rights by contract.

Financial Statements

Audit Report, page F-1

41.   It appears that "The Hall Group, CPAs" is not registered with the PCAOB as of July 11, 2006. Section 102 of the Sarbanes-Oxley Act of 2002 prohibits accounting firms that are not registered with the Board from preparing or issuing audit reports on U.S. public companies and from participating in such audits. If your auditors are not registered, please amend the filing to include financial statements that are audited by a firm registered with the PCAOB.

Presentation

Financials for the Five Months Ended May 31, 2006, pages F-1 – F-5

42.   Tell us why you have prefaced revenues with "Oil and gas" on the statement of operations for the five months ended May 31, 2006.

Part II

Item 4. Unregistered Securities Issued or Sold Within One Year

43. Please provide the disclosure required by Item 4 to Form SB-1 regarding the issuance of shares in exchange for LLC units.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: J. Hamilton McMenamy
        Fax: (214) 361-8244